Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

04054032

December 27, 2004

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 20(c)	December 27, 2004	Intimation to Stock Exchanges about approval of the Board for the Buy Back of Equity Shares of the Company.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

Vinod M. Ambani
President and Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 607C
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

December 27, 2004

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.3372 3121 / 2272 3710

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.c/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd
7 Llyons Range
Calcutta 700001
Fax No.033-2210 4486/ 2220 6928

Dear Sir,

Sub : Buy Back of Equity Shares of the Company

In continuation of our letter dated December 20, 2004, we wish to inform you that at the meeting of the Board of Directors of the Company held today, i.e. December 27, 2004, the entire Board, Shri Anil D. Ambani, Vice Chairman and Managing Director, abstaining, has approved the proposal for the 'Buy Back' of the fully paid Equity Shares of Rs.10/- each of the Company from the open market through stock exchange(s) route at a price not exceeding Rs.570/- per equity share payable in cash, upto an aggregate amount not exceeding Rs.2999 crore.

We would request you to kindly bring to the notice of your members the aforesaid information.

Thanking you,

Yours faithfully,
For RELIANCE INDUSTRIES LIMITED

Vinod M. Ambani
President and Company Secretary

Copy to: National Securities Depository Limited, Mumbai
Central Depository Services Limited, Mumbai